INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

September 25, 2020

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Registrant”) on behalf of 361 Global Managed Futures Strategy Fund

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Mr. David Orlic of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on September 21, 2020, on the Registrant’s registration statement on Form N-1A (the “Registration Statement”) with respect to the 361 Global Managed Futures Strategy Fund (the “Fund”), a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Fund’s Form N-1A registration statement (the “Amendment”) which will be filed separately.

PROSPECTUS

Summary Prospectus

1.	Please confirm in your written response the shareholder servicing fee to be charged to investors in the Fund.

Response: Footnote 1 to the Fees and Expenses Table indicates the maximum shareholder servicing fee is 0.15%; however, the Fund is currently charging a shareholder servicing fee of 0.10%.

2.	Footnote 2 to the Fees and Expenses Table states that the investment advisor’s contractual agreement to waive its fees and/or pay for operating expenses of the Fund is in effect “until [ ].” Please confirm in your written response that this date will be no less than one year from the effective date of the Registration Statement.

Response: The Registrant confirms that the term of the expense limitation agreement for the Fund will be in effect until February 28, 2022.

3.	Footnote 2 to the Fees and Expenses Table provides that the Fund’s advisor “is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment.” The SEC staff’s position is that recoupment plans should be limited to three years from the date of the waiver/reimbursement and that recoupment of waived fees and reimbursed expenses is probable if the recoupment period is in excess of three years. Please state in the response letter whether the Registrant has performed an assessment for the recording of a liability pursuant to FASB ASC 946-20-25-4 and criteria (a), (b), and (c) of paragraph 36 of FASB Concepts Statement No. 6, and the criteria in FASB ASC 450-20-25-2 and its conclusions. In addition, please state in the response letter whether the Fund’s independent registered public accountant has reviewed the Registrant’s assessments and its conclusions.

Response: According to FASB ASC 946-20-25-4 , a liability for such excess expenses should be recognized if, and to the extent that, the expense limitation agreement’s established terms for repayment of the excess expenses to the adviser by the fund and the attendant circumstances meet criteria of paragraph 36 of FASB Concepts Statement No. 6, Elements of Financial Statements—a replacement of FASB Concepts Statement No. 3 (incorporating an amendment of FASB Concepts Statement No. 2) as follows:

•	A present duty or responsibility to one or more other entities that entails settlement by a probable future transfer or use of assets;
•	A duty or responsibility obligating the entity, leaving it little or no discretion to avoid the future sacrifice; and
•	The transaction or other event obligating the entity has already happened.

and the criteria in FASB ASC 450-20-25-2.2 as follows:

•	Information available before the financial statements are issued or are available to be issued (as discussed in FASB ASC 855-10-25) indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and
•	The amount of the loss can be reasonably estimated.

FASB ASC 946-20-05-8 also explains that, under most excess expense plans, a fund is obligated to repay the advisor for expenses incurred previously only if, during a defined period, the fund can reduce its expense ratio to a low enough level to permit repayment, and the fund maintains that ratio at a sufficiently low level thereafter. While the Fund’s expense recoupment period is based on three full fiscal years after the date of the waiver or payment of expense reimbursements, the slightly longer period has little or no bearing on the Fund’s ability to attract assets at a sufficient size to operate at a reduced expense ratio to a low enough level to permit repayment. Even if the Fund were to achieve such an asset level, there is no certainty that an open-end fund will be able to maintain those assets for the duration of the recoupment period due to factors outside of the controls of the Fund such as significant redemption of shares by investors at any time and or market depreciation. Furthermore, the AICPA Financial Reporting Executive Committee (FinREC) observed that even actual reimbursement of some expenses does not establish the appropriateness of accrual of additional unreimbursed amounts because these conditions must continually be met for the fund to be further obligated to the servicer.

 Therefore, the Registrant does not believe it meets the “probable” criteria for the accrual of a liability pursuant to FASB ASC 450-20-25-2. Fund management has provided this analysis to the Acquiring Fund’s independent registered public accounting firm and they do not object to fund management’s accounting treatment.

4.	Please confirm the Fund’s portfolio turnover rate was 0% during the Fund’s most recent fiscal year.

Response: The Registrant confirms the Fund’s portfolio turnover rate for the fiscal year ended October 31, 2019 was 0%.

5.	With respect to “Global” in the Fund’s name, please add a statement that the Fund will invest at least 40% of its net assets in the securities of issuers located outside of the United States. Please explain why the 40% net asset test was eliminated or reinstate it.

Response: The Registrant notes that since inception the Fund has not included such a 40% net asset test in its registration statement and, therefore, no test has been eliminated (see Post-Effective Amendment No. 464 to the Registrant’s Registration Statement on Form N-1A filed on February 6, 2014). Footnote 42 of the adopting release for Rule 35d-1 explains that the Commission would expect that investment companies using the terms “global” or “international” in their names will invest their assets in investments that are tied economically to a number of countries throughout the world. In connection with this, Investment Company Institute Memorandum 26215 regarding “SEC Staff Comments on Fund Names (35d-1)” (June 4, 2012, available at http://www.ici.org/my_ici/memorandum/memo26215), in relevant part, states: “Reviewers have been instructed to request that funds ‘expressly describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.’” The Registrant notes that the Fund states under Principal Investment Strategies that “Generally, the Subsidiary will primarily invest directly or indirectly in long and short futures contracts and futures-related instruments such as forwards and options in broadly diversified global markets (i.e. U.S. and non-U.S., including emerging markets) across a wide range of asset classes, including equity indices, fixed income, currencies and commodities. The Fund further expects that, under normal circumstances, the Fund’s exposure to non-U.S. markets will be in at least three different countries other than the United States.”

6.	With respect to the Subsidiary, please disclose that each investment advisor to the Subsidiary complies with provisions of the Investment Company Act of 1940, as amended (the “Investment Company Act”) relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act.

Response: The Registrant confirms that each investment advisor to a Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15). The following sentence has been added under the section entitled “Management of the Fund”:

Both the Advisor and RCM comply with the provisions of the 1940 Act relating to investment advisory contracts.

7.	In addition, confirm in the correspondence that (1) the Subsidiary’s management fee, including any performance fee, will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response: The Registrant confirms the following: (1) the Subsidiary’s management fee will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder. The Registrant notes the Subsidiary’s management fee does not include any performance fee.

8.	The third sentence under “Subsidiary risk” refers to the Cayman Islands and should be changed to British Virgin Islands.

Response: The Registrant has corrected the reference to British Virgin Islands.

9.	Please add year-to-date return information as of the most recent quarter as footnote to the Fund’s bar chart and performance information.

Response: The Registrant has added the year-to-date return information as of June 30, 2020.

More Information About the Fund’s Investment Objective, Principal Investment Strategies and Risks

10.	Under “Subsidiary” it indicates that the Subsidiary will bear the fees and expenses incurred in connection with the custody, fund accounting and fund administration services it receives, while on page B-36 of the Statement of Additional Information (the “SAI”) it indicates the Fund will bear the fees and expenses incurred in connection with the custody, fund accounting and audit services that its Subsidiary receives. Please reconcile these differences.

Response: The Registrant has corrected the statement contained under “Subsidiary” in the Prospectus to be consistent with the SAI as follows:

The Subsidiary will bear the fees and expenses incurred in connection with the custody, fund accounting, ~~and~~ fund administration and audit services that it receives.

11.	In the first paragraph under the Minimum Investments table on page 25, the second sentence states “[f]inancial intermediaries may provide varying arrangements for their clients to purchase and redeem shares, which may include different sales charges as described in this Prospectus.” Please remove the references to sales charges as there are no sales charges discussed in the Prospectus.

Response: The Registrant has revised the sentence as follows:

Financial intermediaries may provide varying arrangements for their clients to purchase and redeem shares~~, which may include different sales charges as described in this Prospectus~~.

Statement of Additional Information ("SAI")

12.	In the Investment Restrictions for the Fund, it appears there were changes to investment restriction number 1, 3 and 6. Please explain whether these changes were approved by the Fund's shareholders.

Response: The Fund's Investment Restrictions were inadvertently changed when the Fund was incorporated into an SAI with other existing series of the Registrant. The Registrant has reverted the language of the restrictions, except with respect to Investment Restriction number 3. With respect to Investment Restriction number 3, the revision was made to harmonize disclosure and the Registrant does not believe the revision results in a change to the restriction.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or required further clarification of any response, please contact me at (626) 385-5777.

/s/ DIANE J. DRAKE

Diane J. Drake

Secretary